July 22, 2013

VIA EDGAR CORRESPONDENCE

Daniel F. Duchovny

Special Counsel

Office of Mergers and Acquisitions

Divisions of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:          MOD-PAC Corp.

Rosalia Capital LLC, Mandan Acquisition Corp., Kevin T. Keane,

Daniel G. Keane and LeCaron Enterprises Corp.

Preliminary Revised Proxy Statement on Schedule 14A (Amendment 2)

Filed July 11, 2013

File No. 000-50063

Dear Mr. Duchovny:

On behalf of MOD-PAC Corp. (the “Company”) are responses to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) in its letter dated June 5, 2013 with respect to the above referenced Revised Preliminary Schedule 14A filed on July 17, 2013 (the “Preliminary Proxy Statement”).

For your convenience we are sending under separate cover copies of the revised preliminary proxy statement (the “Revised Preliminary Proxy Statement”) which has been marked to show changes against the initial filing, that are being filed with the Commission today.

For your convenience, we have restated your comments below, followed in each case by our responses. Capitalized terms used, but not defined, herein have the meanings assigned to such terms in the Revised Preliminary Proxy Statement.

Special Factors

Background of the Merger, page 12

1.      We reissue prior comment 5. Revise your disclosure to describe, briefly, the results of each analysis conducted by Daroth. Also quantify the fee paid and payable to Daroth.

Response:

The Company has amended the proxy statement on page 15 to describe, briefly, the results of each analysis conducted by Daroth and to quantify the fee paid and payable to Daroth.

Reasons for the Merger, page 21

2.     We reissue prior comment 8. We note additionally that Mr. Keane, Mr. Keane, their respective affiliates and the company’s executive officers and directors have interests different from the unaffiliated security holders of the company such that a fairness determination as to the all security holders, regardless of their affiliate status, addresses fairness to differently-situated security holders. Explain how any filing person relying on the Western Reserve opinion was able to reach the fairness determination as to unaffiliated stockholders.

Response:

The Company has amended the proxy statement to disclose that Western Reserve concluded that the Merger Consideration was fair from a financial point of view to the unaffiliated shareholders of the Company on pages 7, 20, 21 and 26.

3.      We reissue prior comment 21. Given that the proxy statement is your disclosure document with respect to the Schedule 13E-3, your current disclosure appears to forward-incorporate by reference in contravention of Exchange Act Rule 13e-3 and Schedule 13E-3. Please revise.

Response:

The Company has amended the proxy statement on page 81 to clarify that it will amend Schedule 13E-3 to include updated information where relevant and as required by law.

In addition, each filing person in respect of the above-referenced filings acknowledged that:

●	The Company is responsible for the adequacy and accuracy of the disclosure in the Preliminary Schedule 14A;

●	The Company and the other filing persons are responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3;

●	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

●	The filings persons may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities law of the United States.

If you have any questions concerning this letter, please call the undersigned at (716) 848-1244.

Very truly yours,

/s/ Robert J. Olivieri

Robert J. Olivieri

Enclosures

cc: Anthony Mancinelli, Esq.

      Peter Jonathan Halasz, Esq.

      David B. Lupp